Exhibit 99.2

VOTE ON INTERNET
Go to http://www.vstocktransfer.com/proxy
Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 p.m. ET on April 18, 2024.

CONTROL #

VOTE BY EMAIL
Mark, sign and date your proxy card and return it to vote@vstocktransfer.com.

* SPECIMEN * No. 152 Hongliang East 1st Street, No. 1703, Tianfu New District, Chengdu, PRC 610200	VOTE BY MAIL
Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE BY FAX
Mark, sign and date your proxy card and return it to 646-536-3179.

VOTE IN PERSON
If you would like to vote in person. Please attend the Extraordinary General Meeting to be held on April 10, 2024 at 9:00 a.m. Eastern time at Qilian International Holding Group Limited., No. 152 Hongliang East 1st Street, No. 1703, Tianfu New District, Chengdu, PRC 610200.

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Extraordinary General Meeting Proxy Card- Qilian International Holding Group Limited.

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR”
FOR PROPOSAL 1-4.

1.	“It is resolved, as an ordinary resolution and subject to shareholders approving the Share Capital Reorganization and the Amendment to the M&A (each being defined below), that the Company’s authorized share capital be increased, with effect from such date as the board of directors of the Company may determine in its sole discretion, from US$166,667 divided into 100,000,000 ordinary shares of par value US$0.00166667 each (each being an “Ordinary Share”) to US$833,335 divided into 500,000,000 Ordinary Shares of par value US$0.00166667 each (the “Share Capital Increase”).”

☐ VOTE FOR ☐ VOTE AGAINST ☐ ABSTAIN

2.	“It is resolved, as a special resolution and subject to shareholders approving the Share Capital Increase and the Amendment to the M&A (as defined below), that immediately following the Share Capital Increase being effected, the Company re-designate and re-classify its authorized share capital as follows:

(i)	each issued and outstanding Ordinary Share, which is expected to be 35,750,000 Ordinary Shares, be re-designated and re-classified into one Class A ordinary share of par value US$0.00166667 each (each being a “Class A Ordinary Share”);

(ii)	of the remaining authorized but unissued Ordinary Shares:

(a)	50,000,000 Ordinary Shares be re-designated and re-classified into 50,000,000 preferred shares of par value US$0.00166667 each (each being a “Preferred Share”);

(b)	100,000,000 Ordinary Shares be re-designated and re-classified into 100,000,000 Class B Ordinary Shares of par value US$0.00166667 each; and

(c)	each of the remaining authorized but unissued Ordinary Shares, which is expected to be 314,250,000 be re-designated and re-classified into Class A Ordinary Shares of par value US$0.00166667 each,

(the “Share Capital Reorganization”), such that following the Share Capital Reorganization, the authorized share capital of the Company shall be US$833,335 divided into 350,000,000 Class A Ordinary Shares of par value US$0.00166667 each, 100,000,000 Class B Ordinary Shares of par value US$0.00166667 each, and 50,000,000 Preferred Shares of par value US$0.00166667 each.”

☐ VOTE FOR ☐ VOTE AGAINST ☐ABSTAIN

3. “It is resolved, as a special resolution and subject to shareholders approving the Share Capital Increase and Share Capital Reorganization, that immediately following the Share Capital Increase being effected the Company adopt an amended and restated memorandum and articles of association  (the “Amended M&A”) in substitution for and to the exclusion of the existing memorandum and articles of association of the Company, to reflect the Share Capital Increase the Share Capital Reorganization and typographical corrections (the “Amendment to the M&A”).”

☐ VOTE FOR ☐ VOTE AGAINST ☐ ABSTAIN

“It is resolved, as an ordinary resolution, to adjourn the Extraordinary General Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Extraordinary General Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals (the “Authorization to Adjourn the Meeting”).”

☐ VOTE FOR ☐ VOTE AGAINST ☐ ABSTAIN

Date	Signature	Signature, if held jointly

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at the right and indicate your new address: ☐

*SPECIMEN*	AC:ACCT9999	90.00

QILIAN INTERNATIONAL HOLDING GROUP LIMITED.

Extraordinary Meeting of Shareholders

April 19, 2024

QILIAN INTERNATIONAL HOLDING GROUP LIMITED.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of the Company, hereby acknowledges receipt of the Notice of Extraordinary General Meeting of Shareholders (the “Meeting”) and the Proxy Statement, each dated March 7, 2024, and hereby appoints _________________________ (insert name) of ___________________________________________(insert address) or, if no person is otherwise specified, the chairman of the Meeting, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting of the Company to be held on April 10, 2024, at 9:00am, Eastern time, at No. 152 Hongliang East 1st Street, No. 1703, Tianfu New District, Chengdu, PRC 610200 (or any postponement or adjournment thereof in respect of the resolutions specified on the reverse), and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth on the reverse (i) as specified by the undersigned below and, (ii) in the discretion of any proxy if no direction is given and upon such other business as may properly come before the Meeting, as set forth in the Notice of the Meeting and in the Proxy Statement furnished herewith.

THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE VOTING DIRECTIONS SPECIFIED. IF NO VOTING DIRECTIONS ARE SPECIFIED, THE PROXY WILL BE VOTED AT THE DISCRETION OF THE PERSON APPOINTED AS PROXY. IF THIS PROXY IS RETURNED AND NO PROXY HAS BEEN APPOINTED, THE CHAIRMAN OF THE EXTRAORDINARY GENERAL MEETING WILL BE APPOINTED AS YOUR PROXY. IF ANY DIRECTOR OR MANAGEMENT OF THE COMPANY IS APPOINTED AS PROXY AND NO VOTING DIRECTIONS ARE GIVEN, THIS PROXY WILL BE VOTED FOR THE PROPOSALS LISTED ON THE REVERSE SIDE AND IN THE CASE OF OTHER MATTERS THAT LEGALLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS THEREOF.

☐ Please check here if you plan to attend the Extraordinary General Meeting of Shareholders on April 19, 2024 at 9:00 am Eastern time.

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE

(Continued and to be signed on Reverse Side)